UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )

                              Discovery Zone, Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
              ----------------------------------------------------
                         (Title of Class of Securities)

                                   25468B305
              ----------------------------------------------------
                                 (CUSIP Number)

                              James H. Schwab, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                            New York, New York 10019
                            Tel. No.: (212) 373-3000
              ----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 29, 1997
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25468B305                                           Page 2 of 10 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Birch Holdings LLC

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             -2,229,622-
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        -2,229,622-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      -2,229,622-
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      55.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25468B305                                           Page 3 of 10 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Birch Acquisition LLC

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      New York
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             -2,229,622-
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        -2,229,622-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      -2,229,622-
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      55.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      OO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25468B305                                           Page 4 of 10 Pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Martin S. Davis

--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      United Stateds of America
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               -0-
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             -2,229,622-
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        -0-
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        -2,229,622-
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      -2,229,622-
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      55.7%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25468B305

Item I.     Security and Issuer.

            This statement on Schedule 13D relates to the Common Stock (the "Common Stock"), par value $.01 per share, of Discovery Zone, Inc., a Delaware corporation (the "Company"), whose principal executive office is located at 565 Taxter Road, Fifth Floor, Elmsford, New York 10523. The 2,229,622 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

Item II.    Identity and Background.

            This statement on Schedule 13D is filed (i) by Birch Holdings LLC, a New York limited liability company ("Birch"), as the direct beneficial owner of the Shares, (ii) by Birch Acquisition LLC, a New York limited liability company ("SM Acquisition"), as a member of Birch and indirect beneficial owner of the Shares, and (iii) Martin S. Davis as a member of SM Acquisition and indirect beneficial owner of the Shares (collectively, the "Reporting Persons"). By signing this statement, each Reporting Person agrees that this statement is filed on its behalf.

            The address of Birch is c/o Wellspring Associates L.L.C., 620 Fifth Avenue, New York, New York 10020. Birch conducts no business other than through its ownership of 2,015,642 shares of Common Stock. The Management Committee persons of Birch are Martin S. Davis, Greg S. Feldman, Kenneth Grossman and Scott Bernstein.

            SM Acquisition is a member of Birch, along with B1 Investments, LLC, a Delaware limited liability company ("BF Acquisition"). SM Acquisition has an address at c/o Wellspring Associates L.L.C., 620 Fifth Avenue, New York, New York 10020, and conducts no business other than through its ownership of membership interests in Birch.

            Martin S. Davis is a member of SM Acquisition, along with Greg Feldman, Douglas W. Rotatori and Jason Fortin. Martin S. Davis is Managing Partner of Wellspring Associates L.L.C. and a citizen of the United States of America, and has an address at c/o Wellspring Associates L.L.C., 620 Fifth Avenue, New York, New York 10020.

            A copy of the Joint Filing Agreement among the Reporting Persons is annexed hereto as Exhibit A.

            During the last five years, (i) the Reporting Persons and (ii) to the knowledge of the Reporting Persons, all of the other individuals named in this Item 2 have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or adminis-

CUSIP No.  25468B305

trative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item III.   Source and Amount of Funds or Other Consideration.

            No cash was required to be paid by the Reporting Persons in consideration of the issuance of the 2,015,639 shares of Common Stock by the Company to Birch under and pursuant to a plan of reorganization (the "Plan") filed by the Company under Chapter 11 of the United States Bankruptcy Court for the District of Delaware on March 11, 1997 and became effective on July 29, 1997. Pursuant to the Plan, the Company agreed, among other things, to exchange all claims arising under or related to the Credit Agreement, dated as of December 22, 1994, as amended (the "Credit Agreement"), by and among the Company, the lenders named therein and NationsBank, N.A., as co-agent, and Bank of Montreal, as co-agent ("Credit Agreement Claims"), for shares of Common Stock.

            Pursuant to the Plan, holders of Credit Agreement Claims, on July 29, 1997, became entitled to receive a total of 3,186,699 shares of Common Stock in exchange for releasing the Company from its obligations under the Credit Agreement Claims. Birch is entitled to receive 2,015,639 shares of Common Stock pursuant to this Plan in exchange for Birch's release of the Company from the Credit Agreement Claims held by Birch which included $63,251,616.69 principal amount under the Credit Agreement.

Item IV.    Purpose of Transaction.

            By the acquisition of the Shares, the Reporting Persons acquired majority control of the Company. The Reporting Persons have formulated a reorganization strategy for the Company in order to revitalize the Company's business. The Reporting Persons recruited new senior management, including Scott
W. Bernstein as President and Chief Executive Officer, Robert G. Rooney as Chief Financial and Administrative Officer, and Sharon L. Rothstein as Senior Vice President of Marketing and Entertainment. Scott W. Bernstein, Martin S. Davis, Greg S. Feldman, Douglas W. Rotatori and L.G. Schafran have been elected to the Company's Board of Directors by the Reporting Persons.

            The Reporting Persons may consider making additional purchases of equity securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors.

CUSIP No.  25468B305

            Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Form.

Item V.     Interest in Securities of the Issuer.

            (a) Birch has direct beneficial ownership with respect to 2,015,639 shares of Common Stock owned by it. In addition, Birch may be deemed to have beneficial ownership of 213,983 shares of Common Stock owned by Veritov Trade, Inc., an affiliate of BF Acquisition ("Veritov"), because of Birch's rights and obligations with respect to such shares as described in Item 6 below. Birch disclaims such beneficial ownership. SM Acquisition, as the controlling member of Birch, and Martin S. Davis, as the managing member of SM Acquisition, each has indirect beneficial ownership of 2,015,639 shares of Common Stock owned by Birch and may be deemed to have beneficial ownership of 213,983 shares of Common Stock owned by Veritov. SM Acquisition and Martin S. Davis disclaim beneficial ownership of the 213,983 shares owned by Veritov. 2,015,639 shares constitute approximately 50.4% and 213,983 shares constitute approximately 5.5% of the Common Stock.

            (b) Pursuant to arrangements described in Item 6 below, Birch, SM Acquisition and Martin S. Davis, each has shared voting and dispositive power with respect to 2,229,622 shares of Common Stock.

            (c) Other than as reported in Item 3 above, there were no transactions by the Reporting Persons during the past sixty (60) days.

            (d) Not applicable.

            (e) Not applicable.

Item VI. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            SM Acquisition is a member of, and has control of, Birch under the Amended and Restated Operating Agreement of Birch Holding LLC, dated as of July 17, 1996 (the "Operating Agreement"), among SM Acquisition, BF Acquisition and the individual named therein as the withdrawing member. Pursuant to the terms of the Operating Agreement, that certain letter agreement, dated July 17, 1996, among SM Acquisition, BF Acquisition and Veritov, and that certain letter agreement, dated January 8, 1998, among SM Acquisition, BF Acquisition, Balfour Investors Incorporated and Veritov (collectively, the "Agreements"), SM Acquisition, Birch and

CUSIP No.  25468B305

Veritov have agreed to vote or cause to be voted all shares of Common Stock held by them in favor of a person nominated by BF Acquisition to the Company's Board of Directors. In the event that SM Acquisition elects to transfer shares of Common Stock held directly or indirectly by them, SM Acquisition has the option to cause the transfer of the shares of Common Stock owned by BF Acquisition and Veritov along with SM Acquisition's transfer. In the event that BF Acquisition or Veritov elects to transfer shares of Common Stock held directly or indirectly by them, SM Acquisition has the right to first offer to acquire such shares of Common Stock. Veritov owns 213,983 shares of Common Stock.

            Except as set forth above, there exist no contracts, arrangements, understandings or relationships legal or otherwise among the persons named in
Item 2 and between such persons and any persons with respect to any securities of the Company, including, but not limiting to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item VII.   Material to Be Filed as Exhibits.

Exhibit A         Joint Filing Agreement

Exhibit B         Third Amended Joint Plan of Reorganization of the Company
                  (incorporated by reference from the Company's Current Report on Form 8-K, filed on July 9, 1997).

Exhibit C*        Amended and Restated Operating Agreement of Birch Holdings
                  LLC, dated as of July 17, 1996.

Exhibit D*        Letter Agreement, dated July 17, 1996, by and among Birch
                  Acquisition, LLC, B1 Investments LLC and Veritov Trade, Inc.

Exhibit E         Letter Agreement, dated January 8, 1998, by and among Birch
                  Acquisition, LLC, B1 Investments LLC, Balfour Investors
                  Incorporated and Veritov Trade, Inc.

* Certain portions of these Agreements have been omitted from this filing pursuant to a confidential treatment request filed on February 17, 1998..

CUSIP No.  25468B305


                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 17, 1998


                                       BIRCH HOLDINGS LLC


                                       By: /s/ Martin S. Davis
                                       -----------------------------------------
                                          Name:  Martin S. Davis
                                          Title: Management Committee Member



                                       BIRCH ACQUISITION LLC


                                       By: /s/ Martin S. Davis
                                       -----------------------------------------
                                          Name:  Martin S. Davis
                                          Title: Managing Member



                                       /s/ Martin S. Davis
                                       -----------------------------------------
                                       MARTIN S. DAVIS